[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]



MARY JANE WILSON-BILIK
DIRECT LINE: 202.383.0660
Internet: maryjane.wilson-bilik@sablaw.com


                                February 4, 2004





VIA EDGAR

Joyce Pickholz
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-6
Washington, DC  20549

  Re:      Valley Forge Life Insurance Company
           Valley Forge Life Insurance Company Variable Annuity Separate Account Flexible Premium Deferred Variable Annuity
           Request for Withdrawal of Registration Statement Pursuant to Rule 477 (File No. 333-69756; Accession No. 0000928389-01-500282)

Dear Ms. Pickholz:

         On behalf of Valley Forge Life Insurance Company Variable Annuity Separate Account (the "Variable Account") and Valley Forge Life Insurance Company (the "Company"), we hereby request that the above-referenced registration statement filed on Form N-4 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

         The registration statement was filed with the Commission on September 21, 2001, in connection with an intended offering of certain variable annuity contracts. The Company has since determined not to undertake that particular offering. That registration statement never became effective and no securities were sold with respect to that registration statement.

         It should be noted that the Variable Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-07547). The Variable Account is the funding vehicle for different classes of variable annuity contracts issued by the Company, registered separately under the 1933 Act. Therefore, the Variable Account will maintain its registered status under the 1940 Act.

         If you have any questions or comments concerning this request, please call me at (202) 383-0660.

                                   Sincerely,


                              /s/ Mary Jane Wilson-Bilik
                                  Mary Jane Wilson-Bilik


cc:      Jeffrey A. Becker, Esq.
         Kali S. Banks, Esq.